Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 155.67 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on January 21, 2025, as reported by the Bank of Japan at 5:00 p.m., Tokyo time, and pounds sterling amounts have been translated into U.S. dollar amounts using the exchange rate of £1.00 = U.S.$1.22, the noon buying rate for cable transfers in New York City payable in pounds sterling on January 10, 2025, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$466
Fiscal Agent’s fee, including printing and engraving the Securities	52,826
Printing expenses	35,850
Legal fees and expenses	42,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	232,530

Total	$363,672